

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-Mail
Mr. Perry Leopold
Chief Executive Officer
North Bay Resources Inc
2120 Bethel Road
Lansdale, PA 19446

> **Re: North Bay Resources Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-54213**

Dear Mr. Leopold:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Unaudited Financial Statements, page 14
Note 7 – Property, Plant, Equipment and Mineral Claim Assets, page 21

1.   We note you have capitalized $389,719 of Ruby Mine development costs through September 30, 2012. We also note you have no proven or probable reserves associated with the Ruby Mine and that the mine is in the exploration stage. It appears to us that such costs should be expensed as incurred. Please provide us with your analysis, including references to relevant authoritative literature, supporting your position to capitalize such costs.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining